EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine months ended September 30, 2011

	Earnings before fixed charges:
	Income before allocation of noncontrolling interest
	and income from investments in unconsolidated
	subsidiaries	$115,393
Add:	Interest expense	92,423
	Depreciation expense on capitalized interest	1,222
	Amortization of deferred
	financing costs	3,931

	Earnings before fixed charges	$212,969

	Fixed charges:
	Interest expense	$92,423
	Amortization of deferred financing charges	3,931
	Capitalized interest	1,766

	Fixed charges	98,120

	Preferred unit distributions	15,759

	Combined fixed charges	$113,879

	Ratio of earnings to fixed charges	2.17

	Ratio of earnings to combined fixed charges	1.87